      As filed with the Securities and Exchange Commission on June 1, 1999

===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           --------------------------


                        THE CARBIDE/GRAPHITE GROUP, INC.
             ------------------------------------------------------
             (Exact name of Registrant as Specified in Its Charter)


                 Delaware                                 25-1575609
   ----------------------------------------    ---------------------------------
   (State of Incorporation or Organization)    (IRS Employer Identification No.)

One Gateway Center, 19th Floor, Pittsburgh, PA              15222
----------------------------------------------            ----------
   (Address of Principal Executive Offices)               (Zip Code)

   If this form relates to the registration of  If this form relates to the
   a class of securities pursuant to Section    registration of a class of
   12(b) of the Exchange Act and is effective   securities pursuant to Section
   pursuant to General Instruction A.(c),       12(g) of the Exchange Act and is
   please check the following box. [X]          effective pursuant to General
                                                Instruction A.(d), please
                                                check the following box. [ ]



Securities to be registration pursuant to Section 12(b) of the Act:

           Title of Each Class                Name of Each Exchange on Which
           to be so Registered                Each Class is to be Registered
           -------------------                ------------------------------

Series A Junior Participating                 National Association of Securities
Preferred Stock                                    Dealers, Inc. Automated
                                                      Quotation System

        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                ----------------
                                (Title of Class)

===============================================================================

ITEM 1.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On May 12, 1999, the Board of Directors of The Carbide/Graphite Group, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company. The dividend is payable on June 1, 1999 (the "Record Date") to the stockholders of record at the opening of business on that date. Each Right entitles the registered holder, under certain circumstances, to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (each whole share being a "Preferred Share"), of the Company at a price of $60.00 per each one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and State Street Bank and Trust Company, as Rights Agent (the "Rights Agent").

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 25% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by the Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 25% or more of the outstanding Common Shares (the earlier of such dates being the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the later of the Distribution Date or the date on which the Company's right to redeem the Rights expires. The Rights will expire on May 20, 2009 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend or a consolidation or combination of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share, when issued, will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 1000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1000 per share but will be entitled to an aggregate payment of 1000 times the payment made per Common Share. Each Preferred Share will have 1000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1000 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

         In the event that, after a person or group has become an Acquiring Person, the Company is acquired by any other person in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the entity acquiring the Company or its assets having a market value of two times the exercise price of the Right.

         In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. If the number of Common Shares available for issuance is not sufficient to permit the exercise in full of the Rights, the Company will issue securities, cash, debt or other assets having an economic value equivalent to the economic value of the Rights or will reduce the purchase price.

         At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group owns 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         At any time prior to the time after a person or group becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights, in whole but not in part, at a price of $.001 per Right (the "Redemption Price"). The Board may redeem the Rights (i) within ten days after any person becomes an Acquiring Person if such person, during the ten day period, notifies the Board that the stock acquisition was inadvertent and at the time of redemption such person no longer owns 25% or more of the outstanding Common Stock or (ii) at such later date as the Board determines, provided that the Board makes its determination within ten days after any person becomes an Acquiring Person. The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until the Rights become exercisable the terms of the Rights Agreement may be amended or supplemented without the approval of any holders of the Rights. Following the Distribution Date, the Company can amend the Rights Agreement only to cure an ambiguity, to correct or supplement a provision of the Rights Agreement which may be defective or inconsistent with other provisions of the Rights Agreement or to change or supplement the provisions of the Rights Agreement in a manner not adverse to the holders of the Rights (other than an Acquiring Person).

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         A copy of the Rights Agreement has been filed as an Exhibit hereto. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

ITEM 2. EXHIBITS.

EXHIBIT NUMBER         DESCRIPTION OF EXHIBIT
--------------         ----------------------

1.0 Rights Agreement, dated as of May 21, 1999, between The Carbide/Graphite Group, Inc. and State Street Bank and Trust Company.

2.0                    Form of Right Certificate (included with Exhibit 1).

3.0 Form of Certificate of Designation for Series A Junior Participating Preferred Stock (included with Exhibit 1).

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                      THE CARBIDE/GRAPHITE GROUP, INC.


Dated: June 1, 1999                   By: /s/ Walter B. Fowler
                                         --------------------------------------
                                          Walter B. Fowler
                                          President and Chief Executive Officer